EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
(Loss) income from continuing operations before provision for income taxes	$(645)	$(1,025,679)	$592,389	$523,017	$358,385
Less: Equity (loss) income from unconsolidated subsidiaries	(34,095)	(80,130)	64,939	33,300	38,425
(Loss) income from continuing operations attributable to non- controlling interests	(60,979)	(54,198)	11,875	6,120	2,163
Add: Distributed earnings of unconsolidated subsidiaries	13,509	23,867	117,196	29,384	24,997
Fixed charges	278,379	236,533	220,213	120,963	103,995

Total earnings (loss) before fixed charges	$386,317	$(630,951)	$852,984	$633,944	$446,789

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$59,978	$69,377	$57,222	$42,109	$40,328
Interest expense	189,146	167,156	162,991	45,007	56,281
Write-off of financing costs	29,255	—	—	33,847	7,386

Total fixed charges	$278,379	$236,533	$220,213	$120,963	$103,995

Ratio of earnings to fixed charges	1.39	N/A (2)	3.87	5.24	4.30

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.